UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

Check one:

[ ]Form 10-K   [ ]Form 20-F   [ ]Form 11-K   [X]Form 10-Q   [ ]Form N-SAR

For Period Ended: August 31, 1998

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I - Registrant Information

WELDOTRON CORPORATION
---------------------
Full Name of Registrant

Former Name if Applicable

111 Chimney Rock Road
---------------------
Address of Principal Executive Office (Street and Number)

Bridgewater, New Jersey 08807
-----------------------------
City, State and Zip Code

Part II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Changes in Weldotron Corporation's controller position resulted in inability to timely complete the fiscal year end (February 28, 1998) audit, and the annual financial statement could not be timely completed. As a result, Weldotron's 10-K for the fiscal year ended February 29, 1998 was not filed until October 6, 1998, and the quarterly reports for May 31, 1998 and August 31, 1998 are consequently delayed.

PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Lawrence H. Bowen       (732)                         748-4600
-----------------       -----                         --------
  (Name)             (Area Code)                   (Telephone Number)

(2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s)
                                 [ ] Yes [X] No
                                              Form  10-Q  for   fiscal   quarter
                                              ending  5/31/98  has not yet  been
                                              completed and filed.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                 [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              WELDOTRON CORPORATION
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: October 15, 1998                     By:  /s/ William L. Remley
                                                ---------------------
                                                William L. Remley, President